Exhibit 99.1

New Gold Reports 2021 First Quarter Results
(All amounts are in U.S. dollars unless otherwise indicated)

May 5, 2021 – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) reports first quarter results for the Company as of March 31, 2021. The Company will host a conference call and webcast today at 8:30 am Eastern Time to discuss the first quarter consolidated results (details are provided at the end of this news release). For detailed information, please refer to the Company’s First Quarter Management’s Discussion and Analysis (MD&A) and Financial Statements that are available on the Company’s website at www.newgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the “Non- GAAP Financial Performance Measures” section of this news release and the MD&A for more information.

“The first quarter saw Rainy River deliver to plan and I am proud of the progress New Afton has made as it continues to safely and sequentially ramp-up operations," stated Renaud Adams, President & CEO. "Planned increases in grade at Rainy River through the year, and New Afton nearing pre-incident mining rates, are expected to underpin stronger operational and financial results in the final three quarters of 2021 such that we remain on-track to achieve our guidance."

"During the quarter we continued to reinvest in our future, with exploration programs at both of our assets and strategic investments in Canadian opportunities. Our financial position is expected to strengthen with our exposure to gold and copper prices, and our focus in 2021 remains on further optimizing the performance at our operations and maximizing free cash flow to enhance our financial flexibility," added Mr. Adams.

Sustainability and ESG
New Gold has four sustainability focus areas: Indigenous Peoples, Tailings Management, Water and Climate. New Gold has adapted its sustainability efforts to align with the most pressing ESG issues facing the Company and the mining industry. As such, our ESG approach continues to prioritize the health, safety, and well-being of our people and the people in the communities in which we operate. The protection of our people is central to our success as we believe people are our greatest asset. New Gold is committed to providing training, opportunities, and progression paths for our teams, and we actively seek to ensure that we promote diversity within our teams at all levels of the organization. We have adopted an embedded approach to execute on our sustainability strategy that aligns with ESG reporting standards.

Consolidated First Quarter Highlights
•	Total production for the first quarter was 96,026 gold equivalent[1] ("gold eq.") ounces (66,650 ounces of gold, 187,224 ounces of silver and 13.8 million pounds of copper).
•	Revenues for the quarter were $165 million.
•	Operating expense for the quarter was $1,022 per gold eq. ounce.
•	Total cash costs[2] for the quarter were $1,067 per gold eq. ounce.
•	All-in sustaining costs[2] for the quarter were $1,550 per gold eq. ounce.
•	Average realized gold price[2] of $1,788 per ounce.
•	Net earnings for the quarter were $15 million ($0.02 per share).
•	Adjusted net earnings[2] for the quarter were $8 million ($0.01 per share).
•
Cash generated from operations for the quarter was $53 million ($0.08 per share). Cash generated from operations for the quarter, before changes in non-cash operating working capital[2], was $64 million ($0.09 per share).

•	At the end of the quarter, the Company had a cash position of $131 million and a strong liquidity position of $435 million.

Consolidated Financial Highlights

	Q1 2021	Q1 2020
Revenue ($M)	164.9	142.3
Net earnings (loss), per share ($)	0.02	(0.04)
Adj. net earnings (loss), per share ($)[2]	0.01	(0.03)
Operating cash flow, per share ($)	0.08	0.08
Adj. operating cash flow, per share ($)[2]	0.09	0.07
•
Revenues for the quarter were $165 million, an increase compared to the prior-year period due to higher gold and copper prices, which was partially offset by lower sales volume as underground operations at New Afton continued to ramp-up during the quarter following the tragic mud-rush incident in February.

•	Operating expenses for the quarter were higher than the prior-year period due to the strengthening of the Canadian dollar and costs related to the continued ramp-up of operations at New Afton.
•
Net earnings for the quarter were $15 million ($0.02 per share), an increase compared to the prior-year period primarily due to higher revenue, lower depreciation and depletion and a gain on the revaluation of the Rainy River gold stream obligation and the New Afton free cash flow obligation to the Ontario Teacher's Pension Plan as a result of an increase in discount rates.

•	Adjusted net earnings[2] for the quarter were $8 million ($0.01 per share), an increase compared to the prior-year period primarily due to higher revenue and lower depreciation and depletion.

Consolidated Operational Highlights

	Q1 2021	Q1 2020
Gold eq. production (ounces)[1]	96,026	103,435
Gold production (ounces)	66,650	66,790
Copper production (Mlbs)	13.8	18.5
Average realized gold price, per ounce[2]	1,788	1,458
Average realized copper price, per pound[2]	3.83	2.56
Operating expense, per gold eq. ounce	1,022	864
Total cash costs, per gold eq. ounce[2]	1,067	916
Depreciation and depletion, per gold eq. ounce	498	507
All-in sustaining costs, per gold eq. ounce[2]	1,550	1,446
Sustaining capital and sustaining leases ($M)[2]	37.9	49.1
Growth capital ($M)[2]	18.5	19.0

Rainy River
Rainy River Operational Highlights
Rainy River Mine	Q1 2021	Q1 2020
Gold eq. production (ounces)[1]	56,513	51,106
Gold eq. sold (ounces)[1]	53,577	53,538
Gold production (ounces)	54,656	50,381
Gold sold (ounces)	51,796	52,782
Average realized gold price, per ounce[2]	1,786	1,455
Operating expense, per gold eq. ounce	1,006	1,060
Total cash costs, per gold eq. ounce[2]	1,006	1,060
Depreciation and depletion, per gold eq. ounce	635	661
All-in sustaining costs, per gold eq. ounce[2]	1,586	1,755
Sustaining capital and sustaining leases ($M)[2]	29.3	35.7
Growth capital ($M)[2]	1.3	0.1

Rainy River Operating Key Performance Indicators
Rainy River Mine (Open Pit Mine only)	FY 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021
Tonnes mined per day (ore and waste)	118,404	127,684	126,512	145,701	158,638	150,767
Ore tonnes mined per day	18,712	26,012	23,101	36,515	42,918	35,681
Operating waste tonnes per day	73,702	75,596	72,575	62,818	73,921	65,643
Capitalized waste tonnes per day	25,990	26,077	30,836	46,368	41,799	49,442
Total waste tonnes per day	99,692	101,673	103,411	109,186	115,720	115,085
Strip ratio (waste:ore)	5.33	3.91	4.48	2.99	2.70	3.23
Tonnes milled per calendar day	21,980	18,441	23,880	26,998	26,999	26,301
Gold grade milled (g/t)	1.08	1.03	0.78	0.88	0.93	0.80
Gold recovery (%)	91	90	89	89	90	89
Mill availability (%)	88	91	90	90	94	89
Gold production (ounces)	253,772	50,381	48,800	63,004	66,734	54,656
Gold eq. production (ounces)[1]	257,051	51,106	49,633	64,221	68,241	56,513

•
Rainy River has implemented measures to mitigate and limit the spread of COVID-19 and to protect the well-being of its employees, contractors, their families, local communities, and other stakeholders. Measures include on-site testing and the use of contact tracing by the site team and through Public Health to isolate any infected individuals and limit further exposure. There are currently two active cases at the Rainy River Mine. All prior cases (including the ten individuals referenced in the April 21 news release, all of whom were confirmed as COVID-positive by the Northwestern Health Unit) have recovered following the applicable quarantine period. Further information on the Company’s response to COVID-19 is available via the following link: https://newgold.com/covid-19/.

•
First quarter gold eq.[1] production was 56,513 ounces (54,656 ounces of gold and 133,730 ounces of silver). Lower grades were expected during the quarter as mining operations were focused on Phase 3 stripping to bring pit walls to the final pit limit. During the second half of the year, grades are expected to increase as the mine returns to Phase 2 area of the pit. The increase compared to the prior-year period is due to higher throughput.

•
Operating expense and total cash costs[2] were $1,006 per gold eq. ounce for the quarter, a decrease over the prior-year period primarily due to improved operational performance, partially offset by the strengthening of the Canadian dollar.

•
Sustaining capital and sustaining lease[2] payments for the quarter were $29 million, including $13 million of capitalized mining costs. The decrease compared to the prior-year period is mainly due to deferred construction capital programs completed in 2020. Sustaining capital spend during the quarter primarily included advancement of the planned annual tailings dam raise and capital maintenance.

•	All-in sustaining costs[2] were $1,586 per gold eq. ounce for the quarter, a decrease over the prior-year period primarily due to lower sustaining capital spend.

•
Growth capital[2] for the quarter was $1 million, relating to the development of the underground Intrepid zone. At the end of the quarter, development of the decline towards the Intrepid underground ore zone had advanced 650 metres. The first ore level was accessed and approximately 155 metres of development in ore was completed with tonnes and grades mined reconciling with the block model and approximately 16,000 tonnes of development ore at 1.20 grams per tonne has been stockpiled.

•
During the quarter, the open pit mine achieved 150,767 tonnes per day, a decrease over the prior quarter, due to lower drilling rates as a result of extreme winter weather conditions, but in-line with the 2021 target of ~151,000 tonnes per day. Approximately 3.2 million ore tonnes and 10.4 million waste tonnes (including 4.4 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 3.23:1. During the second half of the year, the strip ratio is expected to decrease as operations return to Phase 2 area of the pit.

•
The mill processed 26,301 tonnes per day for the quarter, slightly above plan and higher than the prior-year period. The mill continued to process ore directly supplied by the open pit combined with ore from the medium grade stockpile and processed an average grade of 0.80 grams per tonne at a gold recovery of 89%. Mill availability for the quarter averaged 89%, lower than the prior quarter due to planned maintenance activities.

New Afton
New Afton Operational Highlights
New Afton Mine	Q1 2021	Q1 2020
Gold eq. production (ounces)[1]	39,512	52,329
Gold eq. sold (ounces)[1]	38,241	50,398
Gold production (ounces)	11,994	16,409
Gold sold (ounces)	11,744	15,991
Copper production (Mlbs)	13.8	18.5
Copper sold (Mlbs)	13.3	17.7
Average realized gold price, per ounce[2]	1,799	1,464
Average realized copper price, per pound[2]	3.83	2.56
Operating expense, per gold eq. ounce	1,046	655
Total cash costs, per gold eq. ounce[2]	1,153	762
Depreciation and depletion, per gold eq. ounce	296	334
All-in sustaining costs, per gold eq. ounce[2]	1,388	1,033
Sustaining capital and sustaining leases ($M)[2]	8.5	13.3
Growth capital ($M)[2]	17.2	10.8

New Afton Operating Key Performance Indicators
New Afton Mine	FY 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021
Tonnes mined per day (ore and waste)	15,620	16,727	15,358	17,249	17,259	11,395
Tonnes milled per calendar day	15,300	15,377	14,240	15,483	15,358	13,564
Gold grade milled (g/t)	0.47	0.45	0.46	0.44	0.46	0.39
Gold recovery (%)	82	81	81	80	79	79
Gold production (ounces)	68,785	16,409	15,494	15,955	16,362	11,994
Copper grade milled (%)	0.78	0.73	0.72	0.71	0.73	0.64
Copper recovery (%)	83	82	83	82	81	80
Copper production (Mlbs)	79.4	18.5	16.9	18.2	18.5	13.8
Mill availability (%)	97	98	92	98	99	96
Gold eq. production (ounces)[1]	229,091	52,329	48,446	51,315	52,326	39,512

•
New Afton has implemented measures to mitigate and limit the spread of COVID-19 and to protect the well-being of its employees, contractors, their families, local communities, and other stakeholders. There are currently no active cases at the New Afton Mine. Further information on the Company’s response to COVID-19 is available via the following link: https://newgold.com/covid-19/.

•
First quarter gold eq.[1] production was 39,512 ounces (11,994 ounces of gold, and 13.8 million pounds of copper). The decrease compared to the prior-year period is due to lower grades and lower throughput as a result of the mud rush incident.

•
Operating expense and total cash costs[2] for the quarter were $1,046 and $1,153 per gold eq. ounce, respectively. Operating expense and total cash costs[2] per gold eq. ounce have increased compared to the prior-year period as operations were impacted due to the tragic mud rush incident that occurred in February and the strengthening of the Canadian dollar.

•	Sustaining capital and sustaining lease[2] payments for the quarter were $8 million, primarily related to B3 mine development and the advancement of the planned tailings dam raise.
•	All-in sustaining costs[2] were $1,388 per gold eq. ounce for the quarter, an increase over the prior-year period due to lower gold and copper sales volumes and higher total cash costs.
•	Growth capital[2] was $17 million for the quarter, primarily related to C-Zone development and the TAT project.
•	During the quarter, C-Zone development advanced by approximately 820 metres and the project remains on track.
•	The C-Zone permit process was initiated with the pre-application package submitted during the first quarter.
•
The underground mine averaged 11,395 tonnes per day for the quarter, lower than previous quarters as underground operations continued to ramp-up during the quarter following the tragic mud-rush incident in February. Mining rates increased in March, averaging approximately 16,200 tonnes per day, near pre-incident mining rates.

•	Upon the receipt of the Mines Act permit, which is expected later this quarter, B3 production will commence and ramp-up over the year as more draw points become accessible.
•
During the quarter, the mill averaged 13,564 tonnes per day, and is currently incorporating the current surface stockpiles to supplement the overall lower tonnes mined. The mill processed lower than average gold and copper grades of 0.39 grams per tonne gold and 0.64% copper, respectively, with gold and copper recoveries of 79% and 80%, respectively.

First Quarter Conference Call and Webcast
The Company will host a webcast and conference call today at 8:30 am Eastern Time to discuss the Company's first quarter consolidated results.

•	Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://onlinexperiences.com/Launch/QReg/ShowUUID=86F834BF-D9B7-4993-A7DA-B27454E7FA65
•	Participants may also listen to the conference call by calling toll free 1-833-350-1329, or 1-236-389-2426 outside of the U.S. and Canada, passcode 2491156
•
A recorded playback of the conference call will be available until June 5, 2021 by calling toll free 1-800-585-8367, or 1-416-621-4642 outside of the U.S. and Canada, passcode 2491156. An archived webcast will also be available until June 5, 2021 at www.newgold.com

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine, and the New Afton copper-gold mine. The Company also holds an 8% gold stream on the Artemis Gold Blackwater project located in Canada, a 6% equity stake in Artemis, and other Canadian-focused investments. The Company also owns the Cerro San Pedro Mine in Mexico (in reclamation). New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

For further information, please contact:

Ankit Shah
Vice President, Strategy & Business Development Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Non-GAAP Financial Performance Measures

Total Cash Costs per Gold eq. Ounce
“Total cash costs per gold equivalent ounce” is a non-GAAP financial performance measure that is a common financial performance measure in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of the Company’s ability to generate operating earnings and cash flow from its mining operations.
This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.
Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.
In addition to gold the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the  gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.
Notwithstanding the impact of copper and silver sales, as the Company is focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining business. To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs incurred in its operations.

All-In Sustaining Costs per Gold eq. Ounce
“All-in sustaining costs per gold equivalent ounce” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold equivalent ounce" based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements.  The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold equivalent ounce" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.
"All-in sustaining costs per gold equivalent ounce" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
New Gold defines "all-in sustaining costs per gold equivalent ounce" as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The “Sustaining Capital Expenditure Reconciliation” table below reconciles New Gold’s sustaining capital to its cash flow statement.  The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.
Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

Sustaining Capital and Sustaining Leases
"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease", to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.

Growth Capital
"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following tables reconcile the above non-GAAP measures to the most directly comparable IFRS measure on an aggregate basis.

Consolidated OPEX, Cash Cost and All-in Sustaining Costs Reconciliation

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2021	2020
CONSOLIDATED OPEX, CASH COST AND ALL-IN SUSTAINING COSTS RECONCILIATION
Operating expenses	93.9	89.8
Gold equivalent ounces sold[1]	91,818	103,936
Operating expenses per gold equivalent ounce sold ($/ounce)	1,022	864
Operating expenses	93.9	89.8
Treatment and refining charges on concentrate sales	4.1	5.4
Total cash costs	98.0	95.2
Gold equivalent ounces sold[1]	91,818	103,936
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	1,067	916
Sustaining capital expenditures[2]	35.1	46.3
Sustaining exploration - expensed	0.3	—
Sustaining leases[2]	2.7	2.9
Corporate G&A including share-based compensation	3.8	4.2
Reclamation expenses	2.3	1.8
Total all-in sustaining costs	142.3	150.4
Gold equivalent ounces sold[1]	91,818	103,936
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[2]	1,550	1,446

Adjusted Net Earnings/(Loss)
“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. "Adjusted net earnings" and "adjusted net earnings per share" exclude the following from net earnings: Inventory write downs, Items included in “Other gains and losses” as per Note 3 of the Company’s consolidated financial statements; and Certain non-recurring items. Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation; fair value changes for the free cash flow interest obligation; the gold and copper option contracts; foreign exchange forward contracts; foreign exchange gain or loss, loss on disposal of assets and fair value changes in investments. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses "adjusted net earnings" for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2021	2020
ADJUSTED NET EARNINGS (LOSS) RECONCILIATION
Earnings (loss) before taxes	19.0	(23.1)
Other (gains) losses	(8.7)	3.9
Inventory write-down	—	3.0
Adjusted net earnings (loss) before taxes	10.3	(16.2)
Income tax (expense) recovery	(3.9)	(5.2)
Income tax adjustments	1.7	3.6
Adjusted income tax recovery (expense)	(2.2)	(1.6)
Adjusted net earnings (loss)[2]	8.1	(17.8)
Adjusted earnings (loss) per share (basic and diluted)[2]	0.01	(0.03)

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital
“Cash generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company’s ability to generate cash from its operations before temporary working capital changes.
Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

	Three months ended March 31
(in millions of U.S. dollars)	2021	2020
CASH RECONCILIATION
Cash generated from operations	53.3	51.3
Add back (deduct): Change in non-cash operating working capital	10.4	(4.2)
Cash generated from operations, before changes in non-cash operating working capital[2]	63.7	47.1

Average Realized Price
“Average realized price per ounce of gold sold” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized in each reporting period for gold sales. “Average realized price per ounce of gold sold” is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2021	2020
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	112.4	98.4
Treatment and refining charges on gold concentrate sales	1.2	1.8
Gross revenue from gold sales	113.6	100.2
Gold ounces sold	63,539	68,773
Total average realized price per gold ounce sold ($/ounce)[2]	1,788	1,458

For additional information with respect to the non-GAAP measures used by the Company, including reconciliation to the nearest IFRS measures, refer to the detailed non-GAAP performance measure disclosure in the MD&A for the three months ended March 31, 2021 filed at www.sedar.com and on EDGAR at www.sec.gov.

Technical Information
The scientific and technical information contained herein has been reviewed and approved by Eric Vinet, Senior Vice President, Operations of New Gold. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. He is a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

End Notes
1.
Total gold eq. ounces include silver and copper produced/sold converted to a gold eq. based on a ratio of $1,800 per gold ounce, $25.00 per silver ounce and $3.50 per copper pound used for 2021 guidance estimates. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q1 2021 includes production of 133,730 ounces of silver (128,260 ounces sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce and $25.00 per silver ounce used for 2021 guidance estimates. Gold eq. ounces for New Afton in Q1 2021 includes 13.8 million pounds of copper produced (13.3 million pounds sold) and produced 53,494 ounces of silver (48,328 ounces of silver sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce, 3.50 per copper pound and $25.00 per silver ounce used for 2021 guidance estimates.

2.
"Total cash costs", "all-in sustaining costs", "adjusted net earnings/(loss)", "sustaining capital and sustaining leases”, “growth capital”, “cash generated from operations” and “average realized gold/copper price per ounce/pound” are all non-GAAP financial performance measures that are used in this press release. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the “Non-GAAP Financial Performance Measures" section of this news release.

Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward-looking”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company’s planned increases in grade at the Rainy River Mine and New Afton Mine; plans to generate free cash flow; anticipated operational and financial results during the remainder of 2021; the strengthening in the Company’s financial position in future periods; the Company’s plans regarding diesel based GHG emission reductions; the anticipated effect of the construction of the TAT plant; the Company’s return to the Phase 2 area of the pit at the Rainy River Mine; the Company’s strip ratio at the Rainy River Mine; and the commencement and ramping up of B3 zone production at the New Afton Mine.
All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold’s latest annual MD&A, its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) there being no significant disruptions to the Company’s workforce at either the Rainy River or New Afton Mine due to cases of COVID-19 or any required self-isolation requirements (due, among other things, to cross-border travel to the United States or any other country); (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company’s supply chains and workforce that would interfere with the Company’s anticipated course of action at the Rainy River Mine and the systematic ramp-up of operations; (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company’s operations or liquidity position; and (13) Artemis Gold Inc. being able to complete the remaining C$50 million cash payment due on August 24, 2021 for the acquisition of the Blackwater project.
Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; volatility in the market price of the Company’s securities; hedging and investment related risks; dependence on the Rainy River Mine and New Afton Mine; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; risks related to construction, including changing costs and timelines; adequate infrastructure; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; global economic and financial conditions; risks relating to New Gold’s debt and liquidity; the adequacy of internal and disclosure controls; taxation; impairment; conflicts of interest; risks relating to climate change; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; risks relating to proposed acquisitions and the integration thereof; information systems security threats; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of, or inability to attract, key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; disruptions to the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company’s supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position; there being further shutdowns at the Rainy River or New Afton Mines; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mines on the anticipated timeline or at all; the Company not being able to complete the exploration drilling program to be launched at the Rainy River Mine and Cherry Creek on the anticipated timeline or at all; Artemis Gold Inc. not being able to make the remaining C$50 million cash payment due in connection with its acquisition of the Blackwater Project on August 24, 2021. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s most recent annual information form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.